Exhibit 2.7

STATE OF DELAWARE CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE LIMITED LIABILITY COMPANY TO A DELAWARE LIMITED LIABILITY COMPANY

PURSUANT TO SECTION 18-214 OF

THE DELAWARE LIMITED LIABILITY COMPANY ACT

1.	The jurisdiction where the non-Delaware limited liability company was first formed is Texas and the date the non-Delaware limited liability company first formed is___[ ], 2025.

2.	The jurisdiction immediately prior to filing this Certificate is Texas_______________.

3.	The name of the non-Delaware limited liability company immediately prior to filing this Certificate is Masterworks Vault 12, LLC.

4.	The name of the limited liability company as set forth in the Certificate of Formation is Masterworks Vault 12, LLC______.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the _____________day of __________, A.D.________________.

By:
Authorized Person

Name:
Print or Type